SIEGEL, LIPMAN, DUNAY, SHEPARD & MISKEL, LLP
5355 Town Center Road, Suite 801
Boca Raton, Florida 33486

Writer’s Direct Dial (561) 237- 1536
Writer’s Direct Fax (561) 362-6116

July 27, 2007

H. Christopher Owings, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn: MAIL STOP 3561

Re:	Intercontinental Resources, Inc. Preliminary Information Statement on Schedule 14C Filed August 1, 2007 File No. 0-28481

Dear Mr. Owings:

This letter responds to your letter to Matthew Markin of July 10, 2007, with respect to the captioned Preliminary Information Statement on Schedule 14C. The following responses are numbered to conform to the numbering contained in your letter.

1. Our filing service inadvertently mis-tagged Amendment No. 1 as a “PREC14A” rather than a “PRER14C.” The definitive 14C, which our client will file today, will contain the correct tag.

2. We have made conforming amendments on page 3 in the second to last paragraph under the caption “Security Ownership of Certain Beneficial Owners and Management.”

Very truly yours,
SIEGEL, LIPMAN, DUNAY, SHEPARD
& MISKEL, LLP

/s/ Jonathan L. Shepard

By: Jonathan L. Shepard

JLS/bjp

cc:	Matthew Markin, President